UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

NowRx, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

34700 Pacific Coast Highway STE 203, Capistrano Beach, California 92624

(Mailing Address of principal executive offices)

(650) 386-5761

Issuer’s telephone number, including area code

In this report, the term “NowRx,” ”we,” “us” or “the company” refers to NowRx, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2022. The financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Launched in 2016, NowRx has built a proprietary technology platform that it leverages to create the most convenient and safe retail pharmacy service available, including a free same-day delivery option for prescription medications. NowRx’s intelligent pharmacy technology, Quickfill, enables two major innovations in the pharmacy industry model: 1) blending of centralized and decentralized processes for optimal application of automation, maximizing both operational efficiency and customer service level (“SLA”); and 2) horizontal integration across all stakeholders: physician, pharmacist, payer and patient, to enhance collaboration throughout the supply chain for better patient experience and health outcome.

When to Decentralize, and When to Centralize

The pharmacy industry historically uses one of two models for pharmacy: 1) retail locations within customer communities, often plagued by lack of automation, manual processes, and legacy software systems; or 2) centralized, automated dispensing facilities in remote areas away from customers, often several states away, and reliant on mail delivery with a corresponding SLA of 2-5 days. NowRx’s proprietary QuickFill software platform enables de-centralized robotic dispensing automation and same-day delivery logistics at the periphery of its service network coupled with centralized claim adjudication, physician communication, portions of pharmacist verification and customer communication. We believe our approach creates an optimal blend of centralized and decentralized systems and processes, enabling superior operational efficiencies while achieving an SLA of 2-3 hours, or even 1 hour for urgent medications.

Enhanced Collaboration with All Stakeholders

Unlike other consumer products, prescription medications are not managed entirely by the consumer/patient, rather prescription medications require the participation of a physician, pharmacist and, the majority of time, an insurance payor. Unfortunately, these various stakeholders effectively operate within silos, creating too many opportunities for poor communication, inefficiencies, delays, and ultimately, service failures, resulting in poor customer experience and sub-optimal patient health outcomes. NowRx Quickfill technology greatly facilitates the exchange of information between patient, physicians, pharmacists and payor, improving collaboration and coordination, thereby reducing opportunities for service failures, resulting in a better patient experience and the potential for improved patient health outcomes longer term.

NowRx operates from low-cost, highly automated, micro-fulfilment centers that employ end-to-end robotic dispensing (“One-Click Fill”) and an artificially intelligent chat bot to provide a more efficient and effective pharmacy experience for busy customers and their physicians. Medications are hand delivered by trained NowRx drivers in plug-in electric vehicles, with minimal customer interaction required for a safe and dependable prescription medication delivery experience. By eliminating the dependency on retail space, NowRx is able to maintain fixed overhead costs that are substantially lower than traditional pharmacy providers with retail storefronts on busy streets. Further margin advantages are provided by robotics and software automation. For added convenience, customers can manage their prescriptions through the NowRx mobile app, text, intelligent chat bots, phone, or through virtual voice-activated assistants such as Google Home. In addition, through NowRx Telehealth, for certain medical therapies patients can conduct visits with a physician in a telehealth environment and from the comfort of their own home.

NowRx also offers advantages over mail-order pharmacies, which use automation but only in centralized, remote locations, and therefore, are inherently unable to address many important pharmacy needs, including: first time prescriptions; urgent and refrigerated medications; or others not easily handled through mail delivery such as narcotics and other DEA-controlled medications. In addition, several features of the NowRx technology platform are designed to also make the prescription process more convenient for physicians who also can be frustrated by the bottlenecks and inefficiencies in the pharmacy process, including our automated manufacturer coupon software that automatically identifies and applies available manufacturer coupons without the physicians having to manage physical coupons, and a streamlined insurance prior authorization process that reduces the amount of time physicians and their staff spend obtaining insurance approvals for drugs not on the health plan formularies. We believe NowRx combines the best of decentralized and centralized operations, along with enhanced collaboration between physicians, pharmacists, patients and payors to create an exciting new pharmacy solution fully optimized for a modern customer experience, better efficiency for physicians, and better health outcomes that can reduce costs to health insurance industry.

We plan to establish multiple locations in strategic patient-dense areas across the country. As of June 30, 2022, the company’s service area covers the San Francisco Peninsula area from San Jose to Daly City, the San Francisco East Bay, Los Angeles and Orange County, California, as well as the Phoenix, Arizona metropolitan area. NowRx has eight (8) micro-fulfilment centers in operation in the following locations: Mountain View, San Jose, Burlingame, Pleasanton, Hayward, Los Angeles and Irvine, California, and Phoenix, Arizona. The company has 1 additional facility in Laguna Hills, California that is licensed and currently in the final stage of becoming operational. NowRx has recently signed leases for micro-fulfilment locations in additional areas across the Western United States, including Bellevue, Washington, Las Vegas, Nevada, Denver Colorado, and Houston, Texas. In the coming years, NowRx intends to expand to the rest of the country. Any expansion plans will be based on the competitive landscape, partnerships, continued access to expansion capital and other strategic considerations.

NowRx was incorporated in Delaware under the name YouRx, Inc. on February 19, 2015 and changed its name to NowRx, Inc. on May 19, 2015. We also do business under the names NowRx Express and NowRx Specialty. On November 19, 2020, the company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware.

Results of Operations

Six Months ended June 30, 2022 Compared to Six Months ended June 30, 2021

Net Sales

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third party payor, such as an insurance company, a pharmacy benefits management (“PBM”) company or a manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medications not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

The company’s net sales for the six months ended June 30, 2022 (“Interim 2022”) were $14,613,691, an increase of $4,803,004, or 49.0%, from net sales of $9,810,687 for the six months ended June 30, 2021 (“Interim 2021”). This increase is attributable to a significant increase in the number of customer prescriptions filled. Cost of goods sold was $12,958,938 for Interim 2022, resulting in gross profit of $1,654,753, and a gross margin of 11.3%. This compares to cost of goods sold totaling $8,943,038, gross profit of $867,649 and a gross margin of 8.8% in Interim 2021. The company fulfilled 129,491 prescription orders in Interim 2022, as compared to 88,174 in Interim 2021 representing an increase of 46.9% in prescriptions delivered during the Interim 2021 period. Average revenue per prescription and average gross profit per prescription during Interim 2022 were $112.85 and $12.78, respectively. During Interim 2021, average revenue per prescription and average gross profit per prescription during were $111.27 and $9.84, respectively. The increase in revenue and gross profit per prescription is primarily the result of an increase in the sale of higher revenue products. The increase in gross profit per prescription is primarily driven by changes in brand versus generic drug prescriptions and mix of business during this period. The company’s mix of business, brand name drug versus generic drug, can cause variation in revenue and margin per prescription. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners, and changes in reimbursements from PBMs could have significant impact in its mix of business and/or margins.

Operating Expenses

Operating expenses for Interim 2022 were $16,006,761, compared to $7,273,660 for Interim 2021, an increase of $8,733,101, or 120.1%. This increase is the result of $6,648,181 of expenses associated with the company’s 2021 Regulation A Offering (see “-- Liquidity and Capital Resources” below) during the first 6 months of 2022. The remaining increase of $2,084,920 for operating expenses resulted from the company’s expanding operations to meet increased customer demand, increase in marketing to raise awareness, and increase in technology development.

Sales and marketing expenses increased from $1,585,690 in Interim 2021 to $8,478,597 in Interim 2022. A significant portion of the marketing expenses in Interim 2021, $6,648,181, was directly related to the company’s 2021 Regulation A Offering. Marketing unrelated to the offering in Interim 2022 was $2,084,920, as compared to $1,585,690 in Interim 2021, as the company added marketing and sales efforts in new territories during Interim 2022. The company’s sales and marketing payroll increased from $872,885 for Interim 2021 to $1,157,647 for Interim 2022, as the company added new territories and added more capacity in its existing territories to support ongoing growth in customers. Other sales and marketing expenses for Interim 2022 were $927,273, an increase of $54,388 from $872,885 for Interim 2021. The company intends to increase marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in total sales and marketing costs in future periods.

Pharmacy operations and support expenses increased from $3,257,194 in Interim 2021 to $4,132,628 in Interim 2022, as:

•	The company’s pharmacy payroll increased from $1,554,388 for Interim 2021 to $1,889,358 for Interim 2022, as the company fulfilled 129,491 prescriptions during Interim 2022 versus 88,174 prescriptions fulfilled during Interim 2021 and added more staff to its micro-fulfillment centers.
•	Delivery costs increased from $980,582 for Interim 2021 to $1,171,795. for Interim 2022, as the company delivered 46.7% more prescriptions during Interim 2022 as compared to Interim 2021
•	Rent and other pharmacy operations expenses for Interim 2022 were $857,561, an increase of 18.7% from $722,224 for Interim 2021, as the company expanded its operations.

We anticipate that our pharmacy operations and support expenses will continue to increase as we continue to grow and expand geographically. To execute our plan to establish multiple locations in strategic patient-dense areas, we will need to lease additional space for new micro-fulfilment centers. For instance, as of the date of this report, we entered leases for new facilities in Pleasanton, California, Hayward, California, Van Nuys, California, Capistrano Beach, California, Laguna Hills, California, Mesa, Arizona., Las Vegas, Nevada, Denver, Colorado, Seattle, Washington, Houston, Texas and Mountain View, California for a total of 13 micro-fulfillment sites. Throughout the rest of 2022 and into the future the company intends to continue to lease additional space to support new micro-fulfilment centers in new territories.

General and administrative expenses for Interim 2021 were $1,024,949, compared to $1,443,242 for Interim 2022, an increase of 40.8%, as the company expanded corporate staffing to manage growth.

Research and development expenses increased from $1,298,054 in Interim 2021 to $1,619,629 in Interim 2022, as the company continues to advance the development of its proprietary pharmacy management system, QuickFill. The company intends to continue investing in research and development to further enhance our pharmacy automation and logistics software platform.

Other income (expense) consists of interest income and expense, as well as any changes in fair value of the warrants that the company issued in connection with its credit facility established with Decathlon Capital Partners (“Decathlon”). The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense. The company had interest expense of $250,866 in Interim 2022, compared to $223,961 in Interim 2021. The interest expense in Interim 2022 and Interim 2021was primarily attributable to interest accrued or paid on a credit facility established with Decathlon Capital Partners. During Interim 2022, the company also recognized income of $21,990 as a result of a change in value in issued warrants, and a gain of $8,386 from the disposal of equipment.

As a result of the foregoing factors, the company’s net loss was $14,572,417 for Interim 2022, compared to a net loss of $6,086,143 for Interim 2021.

Liquidity and Capital Resources

As of June 30, 2022, the company’s cash on hand was $8,537,324. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $47,641,788.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements over the next several years, depending on changing market and competitive conditions, our ability to secure lower cost of goods with volume, as well as our ability to gain further efficiencies from our proprietary automation technology. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and number of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

2021 Regulation A Offering; Issuance of Series C Preferred Stock

On September 30, 2021, the company commenced an offering pursuant to Regulation A (the “2021 Regulation A Offering”), pursuant to which it offered to sell up to 7,002,801 shares of its Series C Preferred Stock, convertible into shares of Common Stock, at a price of $10.50 per share. The company intends to utilize the net proceeds from the 2021 Regulation A Offering to execute on its business plans.

The company held its first closing in connection with the 2021 Regulation A Offering on November 5, 2021, in which it received gross proceeds in excess of $4.5 million. The initial closing of the 2021 Regulation A Offering constituted a qualified financing for purposes of the company’s KISS agreements and SAFE securities that the company issued in 2020 and 2021, all of which were converted into shares of the company’s Series C Preferred Stock at that date. As of June 30, 2022, the company issued 2,908,071 shares of Series C Preferred Stock in the 2021 Regulation A Offering, which provided net cash proceeds after total offering costs and commissions of $26,658,180. The 2021 Regulation A Offering will terminate on September 30, 2022. The company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, fund expanding operations, and develop the next phase of its proprietary software.

Issuances of SAFE and KISS securities

On December 16, 2020, the company entered into a KISS agreement (Keep it Simple Security) for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on the maturity date. The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

In August and September 2021, the company sold SAFE securities in a private placement conducted under Regulation D to accredited investors for total proceeds of $1,958,600. The SAFE securities do not bear interest and have no maturity date.

In September 2021, the company sold KISS agreements in a private placement conducted under Reg D to accredited investors for total proceeds of $225,000, with an annual interest of 8% and a 24 month maturity.

In May 2022, the company issued SAFE securities in a private placement conducted under Regulation D to accredited investors for total proceeds of $500,000. The SAFE securities converted into shares of Series C Preferred Stock in July 2022 upon the final closing for the 2021 Regulation A Offering.

Indebtedness

During 2022, the company entered into a new operating lease for a pharmacy location in in Mountain View, California for a 5 year period. In connection with this lease the company secured an irrevocable letter of credit with Silicon Valley Bank for $150,000 to the benefit of the landlord. To establish this facility, the Company placed $150,000 in a deposit account with Silicon Valley Bank. At June 30, 2022, the facility has not been drawn down and the company remains current on its lease payments.

On April 29, 2020, the company entered into a $3 million revenue-based financing facility with Decathlon Capital Partners. The facility matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control of the company and (c) acceleration of the obligations, such as upon the occurrence of any event of default under the agreement. If the facility is paid off after 6 months, the company will pay interest at a rate starting at 0.35 times the amount advanced under the facility up to 1.00 times the amount advanced if the facility is paid off after more than 30 months have elapsed from the effective date. The facility requires monthly payments, which commenced on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.5% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. On May 5, 2022, the company amended the existing agreement with Decathlon Partners to increase the amount advanced under the revenue-based financing facility by $1 million for a total of $4 million. At June 30, 2022, $2,562,178 was outstanding under the facility.

In March 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Mesa, Arizona, as it expands outside of California. In June 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Pleasanton, California. In addition, in July and August 2020, the company entered into 5-year operating lease agreements for micro-fulfilment space in Hayward and Van Nuys, California. In October and November 2020, the company entered into 3-year operating leases for office space in Capistrano Beach, California. During 2021, and up to the date of this report the company has entered into additional long-term operating leases for micro-fulfillment centers in Phoenix, Arizona, Denver, Colorado, Las Vegas, Nevada, Seattle, Washington, and Houston, Texas. Management anticipates it will enter into additional long-term leases for micro-fulfillment space in the future as it continues to expand to these and other new geographies

The company maintains inventory used in the normal course of business and had $2,685,862 of inventory on hand as of June 30, 2022.

Trend Information

Margin trends

For the first 6 months of 2022, we filled approximately 129,491 prescriptions as compared to 88,174 prescriptions for the first 6 months of 2021, an increase of 47.3%. As of June 30, 2022, NowRx has a total of 47,408 individual customers that it has delivered prescriptions to since inception as compared to total individual customers of 29,641 as of June 30, 2021. This represents an increase of 17,767 customers or 59.9%. For the first 6 months of 2022, we delivered approximately 83,427 orders to our customers containing 129,491 prescriptions totaling $14,613,691 in net revenue resulting in $175.16 of net revenue per order, as compared to the first 6 months of 2021, when we delivered 88,174 prescriptions to our customers containing 56,422 orders totaling $9,810,687 in net revenue resulting in $173.88 net of revenue per order, this represent an increase of 56.3% in orders delivered containing an increase of 46.9% of prescriptions during the first 6 months of 2022. During the first 6 months of 2022 1.55 average prescriptions per order delivered, as compared to the first 6 months of 2021, during which we 1.56 average prescriptions per order delivered.

For the first 6 months of 2022, average revenue per prescription and average gross profit per prescription were $112.85 and $12.78, respectively. During the first 6 months of 2021, average revenue per prescription and average gross profit per prescription during were $111.27 and $9.84, respectively. The increase in revenue and gross profit per prescription is primarily the result of an increase in the sale of in higher revenue products. The increase in gross profit per prescription is primarily driven by changes in brand vs generic drug prescriptions and mix of business during this period. The company’s mix of business, brand name drug vs. generic drug, can cause variation in revenue and margin per prescription.

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company historically utilized an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions, as well as, inefficiencies in inventory purchasing and insurance claims that negatively impact gross margins. Inventory purchases occur daily and human errors can result in a failure to purchase the lowest cost product available, sometimes having substantial impact on gross margin. Insurance claim processing is also subject to human errors that can negatively affect the insurance claim reimbursement amount, sometimes reducing the reimbursement several fold, again negatively impacting gross margin. During the latter half of 2018 and early 2019, the company developed a proprietary pharmacy management system to replace the “off-the- shelf” industry software the company historically utilized. The company expects this new pharmacy management system over time to reduce labor costs per prescription order, provide improvements in customer service, and improve control over inventory purchasing and insurance claim submissions. The system was put into production during April 2019, with significant updates planned every few months for the foreseeable future as the company continues to invest in Research and Development. Over time, the company anticipates a gradual reduction in pharmacy labor and an increase in gross margin, as the company continues to invest in research and development in software automation and gains inventory purchasing power with increased scale. There can be no assurances that these improvements will materialize exactly as expected

•	AI-Assisted Customer Chat Bot – The company is developing a proprietary system to provide its customer service agents a rapid, precise and effective response to customers via text or app notification. The system is based on artificial intelligent algorithms and natural language processing that accurately interprets pharmacy customer questions and automatically pulls critical information from the patient’s file. The information is presented to the customer service agent in in a variety of natural-language consistent responses that can be sent to the customer with a simple click.

•	Optimized Robotic Dispensing – The company has more than a year of experience with a robotic dispensing system, the usage of which is currently below capacity. As order volume grows and the company further enhances its own proprietary pharmacy management system, we believe there is an opportunity to increase the efficiency and utility of the robot to reduce labor costs per order.

•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order.

•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order. In addition, in territories with high customer density, the company plans to add additional micro-fulfilment centers and is developing algorithms to triage new customer requests and upcoming, scheduled refills based on their location to further optimize delivery routing.

•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer-term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.

•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.

•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. The company plans to moderately increase spending on direct-to-consumer marketing during 2021 and 2022 to accelerate growth in customers and revenue, although there can be no assurances that this effort will produce substantial growth in customers and revenue, or produce a customer acquisition cost (CAC) that is attractive relative to the average life-time-value (LTV) of a typical customer.

•	As of June 30, 2022, the company has 8 micro-fulfillment locations in operations throughout northern and southern California, and Phoenix, Arizona, 3 of which became operational during Interim 2021. Should the company continue to have access to sufficient growth capital, the company plans to expand into new geographies and anticipates it will experience growth rates and other business performance metrics comparable to those achieved in the company’s initial service territories. Even if we are able to meet our projected timeline for establishing new geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues since inception through June 30, 2022, assuming we increase marketing expenditures as planned, it is likely that revenues will continue to increase. While management believes the COVID-19 pandemic helps drive demand for the company’s services, the associated lockdown protocols make it more difficult for our sales representatives to enter physician offices, hindering the development of our physician referral channel, historically the driver of our new customer growth. Even if we are able to meet our projected timeline for establishing the new geographies, these developments may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a signifi cant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations.

As the company qualified as an essential business as defined by state regulations, we continued to operate our fulfillment centers with modifications to work flows to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. To date, we have not experienced any significant disruptions in our pharmacy operations, supply chain or any delivery interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

During early 2020, we experienced an increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home orders in California in response to the COVID-19 pandemic. Since that initial surge in demand, customer demand has moderated to be more in line with the pre-COVID-19 period. Furthermore, the lockdowns associated with COVID, both governmentally imposed and voluntarily imposed, have made it more difficult for our sales representatives to meet with physician offices, limiting the company’s ability to develop the physician referral channel, particularly in new territories. The impacts on demand and physician behavior may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this report, the company has experienced increased demand for its products and services, so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 2. Other Information

None.

Item 3. Financial Statements

NowRx, Inc. and subsidiary

Delaware Corporation

Consolidated Financial Statements

as of June 30, 2022 and December 31, 2021

and for the six-month periods ended June 30, 2022 and 2021

NowRx, Inc.

TABLE OF CONTENTS

Page
Consolidated Financial Statements as of June 30, 2022 (Unaudited) and December 31, 2021 (Audited) and for the six-month periods ended June 30, 2022 and 2021 (Unaudited):

Consolidated Balance Sheets	13

Consolidated Statements of Operations	14

Consolidated Statements of Changes in Stockholders’ Equity	15

Consolidated Statements of Cash Flows	16

Notes to Consolidated Financial Statements	17-36

NOWRX, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and equivalents	$8,537,324	$5,961,641
Accounts receivable, net	1,972,320	1,461,156
Inventory	2,685,862	1,920,147
Prepaid expense	273,879	357,035
Other current assets	76,447	5,949
Total Current Assets	13,545,832	9,705,928

Non-Current Assets:
Property and equipment, net	1,810,977	1,447,055
Intangibles, net	3,498,070	2,760,069
Right-of-use assets, net	5,152,296	2,896,676
Other non-current assets	517,378	370,529
Total Non-Current Assets	10,978,721	7,474,329

TOTAL ASSETS	$24,524,553	$17,180,257

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$5,154,580	$1,944,027
Accrued liabilities	567,654	873,816
Loan payable, net of unamortized discount	1,006,124	979,659
Warrant liability	1,340	23,330
Operating lease liability	1,434,464	965,672
Total Current Liabilities	8,164,162	4,786,504

Non-Current Liabilities:
SAFE liability	500,000	-
Loan payable, net of unamortized discount and current portion	2,562,178	1,816,815
Operating lease liability, net of current portion	3,855,041	1,988,271
Total Non-Current Liabilities	6,917,219	3,805,086

Total Liabilities	15,081,381	8,591,590

Stockholders' Equity:
Series A Preferred Stock, $0.00001 par value, 8,841,611 shares authorized, 8,841,611 shares issued and outstanding, liquidation preference of $17,683,222 as of June 30, 2022 and December 31, 2021	88	88
Series B Preferred Stock, $0.00001 par value, 6,497,179 shares authorized, 6,497,179 shares issued and outstanding, liquidation preference of $22,400,324 as of June 30, 2022 and December 31, 2021	65	65
Series C Preferred Stock, $0.00001 par value 7,050,000 shares authorized, 2,908,071 and 1,325,990 shares issued and outstanding, liquidation preference of $30,534,746 and $13,922,895 as of June 30, 2022 and December 31, 2021, all respectively	29	13
Undesignated Preferred Stock, $0.00001 par value, 611,210 shares	-	-
Common Stock, $0.00001 par value, 35,000,000 shares authorized, 8,595,000 shares issued and outstanding, 8,595,000 shares vested as of June 30, 2022 and December 31, 2021	86	86
Additional paid-in capital	57,084,692	41,657,786
Accumulated deficit	(47,641,788)	(33,069,371)
Total Stockholders' Equity	9,443,172	8,588,667

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$24,524,553	$17,180,257

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2022 and 2021

	June 30
	2022	2021
Sales, net	$14,613,691	$9,810,687
Cost of goods sold	(12,958,938)	(8,943,038)
Gross profit	1,654,753	867,649

Operating Expenses:
Pharmacy operations and support	4,132,628	3,257,194
General and administrative	1,443,242	1,024,949
Sales and marketing	8,478,597	1,585,690
Depreciation and amortization expense	332,665	107,773
Research and development	1,619,629	1,298,054
Total Operating Expenses	16,006,761	7,273,660

Loss from operations	(14,352,008)	(6,406,011)

Other Income (Expenses):
Interest income	79	243
Gain on debt forgiveness	-	543,652
Gain on disposal of equipment	8,386	-
Other income	2	-
Interest expense	(250,866)	(223,961)
Change in value of warrant	21,990	(66)
Total Other Income (Expenses)	(220,409)	319,868

Net loss	$(14,572,417)	$(6,086,143)

Weighted-average vested common shares outstanding:
- Basic and Diluted	8,595,000	8,600,000

Net loss per common share
- Basic and Diluted	$(1.70)	$(0.71)

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six-month periods ended June 30, 2022 and 2021

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2020 (As restated)	8,853,173	$88	6,497,179	$65	-	$-	8,584,000	$86	$30,220,261	$(19,626,046)	$10,594,454

Exercise of stock option	-	-	-	-	-	-	16,000	-	12,800	-	12,800
Stock-based compensation	-	-	-	-	-	-	-	-	31,301	-	31,301
Net loss	-	-	-	-	-	-	-	-	-	(6,086,143)	(6,086,143)
Balance at June 30, 2021	8,853,173	88	6,497,179	65	-	-	8,600,000	86	30,264,362	(25,712,189)	4,552,412

Share correction	(11,562)	-	-	-	-	-	(5,000)	-	-	-	-
Cumulative effect of adoption of ASU 2016-02, Leases	-	-	-	-	-	-	-	-	-	(48,250)	(48,250)
Issuance of preferred stock for cash	-	-	-	-	880,558	9	-	-	9,245,850	-	9,245,859
Offering costs	-	-	-	-	-	-	-	-	(878,095)	-	(878,095)
Conversion of SAFE agreements	-	-	-	-	233,153	2	-	-	1,958,588	-	1,958,590
Conversion of KISS agreements, including accrued interests	-	-	-	-	212,279	2	-	-	1,031,513	-	1,031,515
Stock-based compensation	-	-	-	-	-	-	-	-	35,568	-	35,568
Net loss	-	-	-	-	-	-	-	-		(7,308,932)	(7,308,932)
Balance at December 31, 2021	8,841,611	88	6,497,179	65	1,325,990	13	8,595,000	86	41,657,786	(33,069,371)	8,588,667

Issuance of preferred stock for cash	-	-	-	-	1,582,081	16	-	-	16,611,835	-	16,611,851
Offering costs	-	-	-	-	-	-	-	-	(1,311,511)	-	(1,311,511)
Stock-based compensation	-	-	-	-	-	-	-	-	126,582	-	126,582
Net loss	-	-	-	-	-	-	-	-	-	(14,572,417)	(14,572,417)
Balance at June 30, 2022	8,841,611	$88	6,497,179	$65	2,908,071	$29	8,595,000	$86	$57,084,692	$(47,641,788)	$9,443,172

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2022 and 2021

	June 30
	2022	2021
Cash Flows from Operating Activities
Net loss	$(14,572,417)	$(6,086,143)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on debt forgiveness	-	(543,652)
Gain on disposal of equipment	(8,386)	-
Depreciation and amortization	332,664	107,773
Stock-based compensation	126,582	31,301
Loan discount amortization	1,790	984
Change in value of warrant	(21,990)	66
Changes in operating assets and liabilities:
Change in receivables	(511,164)	(347,925)
Change in inventory	(765,715)	(286,890)
Change in prepaid expenses	83,156	(67,542)
Change in other current assets	(70,498)	(21,307)
Change in other non-current asset	(146,849)	(18,517)
Change in operating lease right-of-use asset	(2,255,620)	-
Change in accounts payable and accrued liabilities	3,210,553	441,719
Change in accrued interest	(306,162)	-
Change in operating lease liability	2,335,562	-
Net Cash Used in Operating Activities	(12,568,494)	(6,790,133)

Cash Flows from Investing Activities
Purchases of property and equipment	(512,003)	(350,864)
Purchases of intangibles	(914,198)	-
Cash Used in Investing Activities	(1,426,201)	(350,864)

Cash Flows from Financing Activities
Proceeds from loan payable	1,000,000	1,000,000
Repayment of loan payable	(229,962)	(83,202)
Proceeds from SAFE agreements	500,000	-
Proceeds from issuance of preferred stock	16,611,851	-
Offering costs	(1,311,511)	-
Proceeds from exercise of stock options	-	12,800
Net Cash Provided by Financing Activities	16,570,378	929,598

Net change in cash	2,575,683	(6,211,399)

Cash at beginning of year	5,961,641	8,933,706
Cash at end of year	$8,537,324	$2,722,307

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$249,077	$188,833
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to preferred stock	$-	$303,622
Common stock issued as compensation	$-	$31,301
Common stock warrants issued as compensation	$45,583	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. On November 19, 2020, the Company formed a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of NowRx, Inc. and its wholly owned subsidiary, NowRx Telehealth, Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2022 and December 31, 2021, the Company’s cash balances exceeded federally insured limits by $7,787,324 and $5,211,642, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the consolidated financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded an allowance against its accounts receivable balances of $26,049 as of June 30, 2022 and December 31, 2021, based on management’s evaluation of expected credit losses for outstanding accounts receivable at period end.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $2,685,862 and $1,920,147 as of June 30, 2022 and December 31, 2021, respectively, consisted of pharmaceuticals and related products. The Company records allowance for impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $156,467 and $107,773 for the six-month periods ended June 30, 2022 and 2021, respectively. The Company’s property and equipment consisted of the following as of June 30, 2022 and December 31, 2021:

	30/06/2022	31/12/2021
Automobiles	$1,088,333	$780,133
Furniture and equipment	471,505	453,234
Leasehold improvements	919,273	728,672
Property and equipment, at cost	2,479,111	1,962,039
Less: accumulated depreciation	(668,134)	(514,984)
Property and equipment, net	$1,810,977	$1,447,055

For the six-month period ended June 30, 2022, the Company disposed a car vehicle with a carrying amount of $5,730. The Company received $14,116 from the insurance company and recognized $8,386 as gain on disposals of property and equipment in the consolidated statement of operations.

Intangible Assets

Intangible assets include internally developed software and patents. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 10 years for internally developed software and 20 years for patents. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the six-month periods ended June 30, 2022 and 2021, the Company recorded no impairment.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Amortization expense on intangible assets totaled $176,197 and $99,578 for the six-month periods ended June 30, 2022 and 2021, respectively. The Company’s intangible assets consisted of the following as of June 30, 2022 and December 31, 2021:

	30/06/2022	31/12/2021
Internally Developed Software	$4,079,243	$3,167,680
Patents	12,330	11,330
Intangibles, at cost	4,091,573	3,179,010
Less: accumulated amortization	(593,503)	(418,941)
Intangibles, net	$3,498,070	$2,760,069

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

	Fair Value Measurement
	Carrying Value	Level 1	Level 2	Level 3
As of June 30, 2022
Derivative liability	$1,340	$-	$-	$1,340
As of December 31, 2021
Derivative liability	$23,330	$-	$-	$23,330

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Changes in Level 3 financial liability measured at fair value for the six-month periods ended June 30, 2022 and 2021 follows:

Balance as of December 31, 2020	$23,264
Change in fair value of derivative	66
Balance as of June 30, 2021	23,330
Change in fair value of derivative	-
Balance as of December 31, 2021	23,330
Change in fair value of derivative	(21,990)
Balance as of June 30, 2022	$1,340

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based financial instruments, the Company uses the Black-Scholes-Merton pricing model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the consolidated balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the consolidated balance sheet date.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company generally recognizes revenues upon delivery of its products.

Cost of goods sold includes product costs, while delivery related costs are included in pharmacy operations and support in the consolidated statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,616,629 and $1,298,054 for the six-month periods ended June 30, 2022 and 2021, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A and Series B Preferred Stocks offerings. Total expenses related to sales and marketing was $8,478,597 and $1,585,690 for the six-month periods ended June 30, 2022 and 2021, respectively, which included marketing costs related to its securities offerings of $6,808,118 and $1,387,939, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to consolidated stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated on a straight-line basis over the estimated useful life of the asset or the remaining lease term, whichever is shorter.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Payments associated with short-term leases assets are recognized on a straight-line basis as an expense in consolidated statements of operations. Short-term leases are leases with a lease term of 12 months or less.

Upon adoption of ASU 2016-02, the Company recognized lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842, Leases (“ASC 842”). This liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of the lease execution date.

Restatement of Prior Year Consolidated Financial Statements

ASC 350, Intangibles-Goodwill and Other

On January 1, 2021, the Company adopted ASC 350, Intangibles-Goodwill and Other, which governs the accounting treatment for internal-use software. Internal and external costs incurred during the preliminary project stage are being expensed as incurred. Internal and external costs incurred to develop internal-use computer software and costs to develop or obtain software that allows for access to or conversion of old data by new systems during application development stage are being capitalized. Training costs and data conversion costs, which may include purging or cleansing of existing data, reconciliation or balancing of the old data and the data in the new system, creation of new or additional data, and conversion of old data to the new system, are being expensed as incurred. Internal and external training costs and maintenance costs during the postimplementation-operation stage are being expensed as incurred. Upgrades and enhancements are defined as modifications to existing internal-use software that result in additional functionality – that is, modifications to enable the software to perform tasks that it was previously incapable of performing. Upgrades and enhancements normally require new software specifications and may also require a change to all or part of the existing software specifications. In order for costs of specified upgrades and enhancements to internal-use computer software to be capitalized, it must be probable that those expenditures will result in additional functionality.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Capitalization of costs begin when both of the following occur: (a) preliminary project stage is completed, and (b) management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed, and the software will be used to perform the function intended. When it is no longer probable that the computer software project will be completed and placed in service, no further costs shall be capitalized, and guidance on impairment shall be applied to existing balances. Capitalization ceased no later than the point at which a computer software project is substantially complete and ready for its intended use, that is, after all substantial testing is completed.

The Company adopted the guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The Company adopted this change in accounting policy since the management expects that the internally generated software will provide future benefits to the Company.

The cumulative effect of adoption of ASC 842 on Company’s consolidated balance sheet as of January 1, 2020 is presented below:

	December 31, 2019	Restatement Adjustment	January 1, 2020
Intangible assets, net	$-	$682,056	$682,056
Other assets	3,245,578	-	3,245,578
Total Assets	3,245,578	682,056	3,927,634
Total Liabilities	1,171,803	-	1,171,803
Accumulated deficit	(10,749,753)	682,056	(10,067,697)
Other equity items	12,823,528	-	12,823,528
Total Stockholders' Equity	2,073,775	682,056	2,755,831
Total Liabilities And Stockholders' Equity	$3,245,578	$682,056	$3,927,634

ASC 842, Leases

On January 1, 2021, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on retained earnings. The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. The Company elected to present short-term leases on the balance sheet as the leases have lease term of more than 12 months from lease inception. Lease assets and liabilities are recognized based on the present value of lease payments over the lease term at commencement date.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

The cumulative effect of the adoption of ASC 350 and ASC 842 on Company’s consolidated balance sheet as of January 1, 2021 is presented below.

	December 31,	Restatement	ASC 842	January 1,
	2020	Adjustment	Adjustment	2021
Right-of-use assets, net	$-	$-	$2,639,402	$2,639,402
Intangible assets, net	-	1,547,552	-	1,547,552
Other assets	13,554,205	-	-	13,554,205
Total Assets	13,554,205	1,547,552	2,639,402	17,741,159
Operating lease liability, net	-	-	2,687,652	2,687,652
Other liabilities	4,507,303	-	-	4,507,303
Total Liabilities	4,507,303	-	2,687,652	7,194,955
Accumulated deficit	(21,173,598)	1,547,552	(48,250)	(19,674,296)
Other equity items	30,220,500	-	-	30,220,500
Total Stockholders' Equity	9,046,902	1,547,552	(48,250)	10,546,204
Total Liabilities And Stockholders' Equity	$13,554,205	$1,547,552	$2,639,402	$17,741,159

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $14,506,185 and $10,392,479 as of June 30, 2022 and December 31, 2021, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At June 30, 2022 and December 31, 2021, the Company has available net NOL carryforwards for federal tax of approximately $51.18 million and $35.81 million, respectively. Federal NOL incurred prior to tax year 2018 amounting to $1.88 million will be carried forward for 20 years and will begin to expire in 2035. Post-TCJA NOL amounting to $47.61 million and $32.24 million as of June 30, 2022 and December 31, 2021, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since 2016 remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each period. Potentially dilutive items outstanding as of June 30, 2022 and 2021 are as follows:

	June 30, 2022	June 30, 2021
Series A Preferred Stock (convertible to common stock)	8,841,611	8,853,173
Series B Preferred Stock (convertible to common stock)	6,497,179	6,497,179
Series C Preferred Stock (convertible to common stock)	2,908,071	-
Common stock warrants	38,760	33,045
Execisable stock options	1,331,423	805,545
Total potentially diltiuve shares	19,617,044	16,188,942

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has negative cash flows from operations, has sustained net losses of $14,572,417 and $6,086,143 during the six-month periods ended June 30, 2022 and 2021, respectively, and has an accumulated deficit of $47,641,788 as of June 30, 2022.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

SBA Paycheck Protection Program Loan

On April 21, 2020, the Company applied for and received an SBA Paycheck Protection Program loan from Silicon Valley Bank for $543,652.  The instrument matures in 24 months and bears 1% interest per annum. On April 19, 2021, the SBA forgave the Company’s Paycheck Protection Program loan amounting to $533,652. The Company recognized this forgiveness as gain on debt forgiveness in the consolidated statements of operations.

Loan Payable

On April 29, 2020, the Company entered into a revenue loan and security agreement with a third party for $2,000,000. The instrument requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.50% in 2021, and 3.00% in 2022. If the annual revenue is not equal to at least 80% of the projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The instrument matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control and (c) acceleration of the obligations, such as upon the occurrence of any event of default, as discussed in the agreement. The instrument bears interest, with minimum interest ranging from 0.35 to 1.00 times the amount advanced, depending on the period during which the payoff date occurs. The loan is secured by the Company’s assets. The Company incurred $11,675 loan fee on this loan, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. In addition, the Company issued warrant to the lender for a consideration of $1,000. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. On May 5, 2021, the Company obtained a subsequent loan advance with the same lender for $1,000,000. No additional loan fees were incurred on this additional loan. On May 11, 2022, the Company obtained a subsequent loan advance with the same lender for $1,000,000. A loan fee of $500 were incurred on this additional loan.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

As of June 30, 2022 and December 31, 2021, the carrying balance of the loan payable amounted to $3,568,302 and $2,796,474, net of unamortized discount of $8,349 and $10,139, respectively. For the six-month periods ended June 30, 2022 and 2021, amortization of discount was $1,790 and $984, and interest expense was $249,076 and $188,833, all respectively.

KISS Agreements

In 2021 and 2020, the Company entered into a KISS agreement (Keep it Simple Security) with third party investors for $225,000 and $750,000, respectively. The instruments mature in 24 months and bear 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date.

If and upon a qualified financing where the Company sells Preferred Stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to Preferred Stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $110,000,000 (for $750,0000) and $220,000,000 (for $225,000) on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 (for $750,000) and $220,000,000 (for $225,000) on the Company’s fully diluted capitalization or is payable to the noteholder in the amount equal to all accrued and unpaid interest and principal, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 or $220,000,000 on the Company’s fully diluted capitalization.

The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features. In 2021, the Series C Preferred Stock offering triggered conversion of all the KISS agreements resulting in the conversion of the then outstanding principal amount of $975,000 and accrued interest of $56,515 into 212,279 shares of Series C Preferred Stock at conversion rates of $4.34 and $8.40.

2021 SAFE Agreements

In 2021, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $1,958,590 (the “Purchase Amount”).

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock. The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money or post-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by either a) the SAFE price, which is the price per share equal to a $220,000,000 post-money valuation cap, divided by the Company’s then outstanding capitalization, or b) a discount to the share pricing in the triggering equity financing, whichever calculation results in a greater number of shares of preferred stock. The discount rate is 15%-50%, dependent upon the agreement.

In the case of a liquidation event, means a change of control of an initial public offering, before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; or b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2021, the Series C Preferred Stock offering triggered conversion of all the SAFE agreements resulting in the conversion of the then outstanding purchase amounts of $1,958,590 into 233,153 shares of Series C Preferred Stock.

2022 SAFE Agreements

In 2022, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $500,000 (the “Purchase Amount”).

The SAFE agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock. The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if an upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money or post-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by either a) the SAFE price, which is the price per share equal to a $220,000,000 post-money valuation cap, divided by the Company’s then outstanding capitalization, or b) a discount to the share pricing in the triggering equity financing, whichever calculation results in a greater number of shares of preferred stock. The discount rate is 20%.

In the case of a liquidation event, means a change of control of an initial public offering, before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; or b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement).

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

Warrant

On April 29, 2020, the Company issued a warrant in conjunction with execution of a revenue loan and security agreement for consideration of $1,000. The warrant expires on April 29, 2030. The warrant provides the lender with the right to purchase shares of the Company’s Common Stock, with the number of shares dependent upon the buyout value in the triggering change in control event, whereby the holder is to receive the number of shares to represent 0.15% of the total buyout value in the triggering change in control event. The Company estimated the number of shares to be issued under this warrant using the fully diluted capitalization on the date of issuance multiplied by the 0.15% buyout rate, which provided for 33,045 shares. The warrant may be settled in a cash payment. The Company considered accounting guidance and determined that this warrant is liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire. The calculated fair value of the warrant using the Black-Scholes model was $4,428, which was recorded as discount to the loan and is being amortized over the term of the loan. The fair value of warrant was determined to be $1,340 and $23,330 as of June 30, 2022 and December 31, 2021, respectively.

The Black-Scholes fair value was determined using the following inputs:

	06/30/2022	12/31/2021
Risk Free Interest Rate	0.36%	1.12%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	3.92	4.17
Fair Value per Warrant	$0.13	$0.71

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

In 2018, the Company had authorized 20,000,000 shares of $0.00001 par value Common Stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. The certificate of incorporation was amended in 2019, authorizing 30,000,000 shares of $0.00001 par value Common Stock and 18,000,000 shares of $0.00001 par value Preferred Stock. In 2021, the certificate of incorporation was further amended, authorizing 35,000,000 shares of $0.00001 par value Common Stock and 23,000,000 shares of $0.00001 par value Preferred Stock. The Preferred Stock is designated as 8,841,611 shares of Series A Preferred Stock, 6,497,179 shares of Series B Preferred stock, 7,050,000 shares of Series C Preferred Stock, and leaves 611,210 shares of preferred stock undesignated.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

As of June 30, 2022 and December 31, 2021, 8,595,000 and 8,595,000 shares of Common Stock, were issued and outstanding, respectively. As of June 30, 2022 and December 31, 2021, 8,841,611 and 8,841,611 shares of Series A Preferred Stock were issued and outstanding, respectively. As of June 30, 2022 and December 31, 2021, 6,497,179 and 6,497,179 shares of Series B Preferred Stock were issued and outstanding, respectively. As of June 30, 2022 and December 31, 2021, 2,908,071 and 1,325,990 shares of Series C Preferred Stock were issued and outstanding.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stocks are subject to an optional conversion right, where the preferred stocks are convertible into fully paid and non-assessable shares of Common Stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $2.00 per share for Series A Preferred Stock, $3.4477 per share for Series B Preferred Stock and $10.50 per share for Series C Preferred Stock, providing a total liquidation preference of $70,618,292 and $54,006,441 as of June 30, 2022 and December 31, 2021, respectively. Preferred stockholders have voting rights on an as-converted basis.

Common Stock

In June 2015, the Company issued its two founders a total of 8,500,000 shares of Common Stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding Common Stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of June 30, 2022 and December 31, 2021, 8,500,000 and 8,500,000 shares of Common Stock were vested, respectively.

In 2021, an employee exercised stock options into 16,000 shares of common stock at exercise price of $0.80 per share, resulting in proceeds of $12,800.

Common Stock Warrants

On January 17, 2022, the Company issued 28,760 Common Stock warrants in conjunction with advisory services received. The warrants expire on December 31, 2029. The warrants provide the service provider with the right to purchase shares of the Company’s Common Stock. The warrants are exercisable at $3.4477 price per share and are fully vested at the grant date.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

The Company valued these warrants using the Black-Scholes valuation method with the following inputs:

06/30/2022
Risk Free Interest Rate	0.00%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	6.00
Fair Value per Warrant	$1.58

The total fair value of the warrants was estimated to be $45,583 and recorded to additional paid-in capital and expensed as part of the general and administrative expense in the consolidated statement of operations for the six-month period ended June 30, 2022.

During the six-month period ended June 30, 2022, no Common Stock warrants were exercised, and all 28,760 warrants remained outstanding as of June 30, 2022.

2021 Regulation A Offering; Issuance of Series C Preferred Stock

On September 29, 2021, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2021 Regulation A Offering”), pursuant to which it offered to sell up to 7,002,801 shares of its Series C Preferred Stock, convertible into shares of Common Stock, at a price of $10.50 per share. The Company incurred $878,095 in offering costs related to this issuance. The Company intends to utilize the net proceeds from the 2021 Regulation A Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed.

The Company held its first closing in connection with the 2021 Regulation A Offering in December 2021, in which it received gross proceeds of $9,245,859 for the issuance of 880,558 shares of Series C Preferred Stock. The initial closing of the 2021 Regulation A Offering constituted a qualified financing for purposes of the Company’s 2021 SAFE and KISS agreements with investment amounting to $1,958,590 and $1,031,515, all of which were converted into a total of 233,153 and 212,279 shares, all respectively, of the Company’s Series C Preferred Stock at that date.

In 2022, the Company issued 1,582,081 shares of Series C Preferred Stock for gross proceeds of $16,611,851. The Company incurred $1,311,511 offering costs related to this issuance.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of Common Stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

The Company has reserved 1,500,000 shares of Common Stock under the Plan. In June 2022, the Company increased the reserved shares to 4,500,000 shares of Common Stock. As of June 30, 2022 and December 31, 2021, 2,738,203 and 132,563 shares of Common Stock were available for grant, respectively.

A summary of options activities for the six-month period ended June 30, 2022 and year ended December 31, 2021 is as follows:

	June 30, 2022		December 31, 2021
		Weighted		Weighted
		Average Exercise		Average Exercise
	Options	Price	Options	Price
Outstanding - beginning of year	1,267,461	$0.43	1,023,764	$0.30
Granted	395,221	$3.55	313,779	$0.42
Exercised	-		(16,000)	$0.80
Forfeited	(885)		(54,082)	$0.67
Outstanding - end of year	1,661,797		1,267,461	$0.43
Exercisable at end of year	1,331,423		894,955	$0.27
Weighted average grant date fair value of options granted during year	$1.812		$0.472
Intrinsic value of options outstanding at year-end	$3,947,890		$667,662
Weighted average duration (years) to expiration of outstanding options at year-end	7.2		6.8
Weighted average duration (years) to expiration of exercisable options at year-end	5.4		5.9

The intrinsic value of the stock awards outstanding as of June 30, 2022 and December 31, 2021 was $3,947,890 and $667,662, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s Common Stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the using the following inputs for the six-month period ended June 30, 2022 and year ended December 31, 2021:

	June 30, 2022	December 31, 2021
Risk Free Interest Rate	3.14%	0.36%-2.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	6	5 - 7
Fair Value per Stock Option	$1.81	$0.11 - $0.39

The Company calculated its estimate of the value of the stock compensation granted for the six-month periods ended June 30, 2022 and 2021 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $80,999 and $31,301, respectively. As of June 30, 2022, there is $763,467 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOTE 6:  LEASE ARRANGEMENTS

The Company entered into various operating lease agreements for its pharmacy, offices, and warehouse facilities to various locations. Monthly payment on these lease agreements ranges from $3,000 to $21,500 for the first year, with subsequent annual rent increase (for most of its agreements) ranges from 3% to 5% over the remaining lease term. Certain lease agreements require payment for common area maintenance charges and association dues. The Company calculated the present value of lease payments using its borrowing rate of 3.5%. Lease term ranges from 2.83 years to 7.42 years. Average remaining lease term as of June 30, 2022 and December 31, 2021 was 4.21 years and 3.24 years, respectively. As of June 30, 2022 and December 31, 2021, total security deposit on lease agreements was $367,378 and 370,529, respectively.

As of June 30, 2022, the carrying amount of the operating lease right-of-use asset was $5,152,296, net of accumulated amortization of $1,989,956 and the carrying amount of operating lease liability was $5,289,505, net of unamortized interest of $406,165. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $2,896,676, net of accumulated amortization of $1,491,422 and the carrying amount of operating lease liability was $2,953,943, net of unamortized interest of $167,782. Total expense related on lease agreements was $857,561 and $532,693 for the six-month periods ended June 30, 2022 and 2021, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Supplemental cash flow information related to operating leases for the six-month period ended June 30, 2022 and 2021 are as follows:

	06/30/2022	06/30/2021
Cash paid for amounts to satisfy the lease liability:
Operating cash flows for operating leases	$682,822	$473,727
Lease liability arising from obtaining right-of-use assets:
Operating lease	$2,856,839	$884,491

The following is a schedule of operating lease liability as of June 30, 2022:

2022	$797,641
2023	1,533,781
2024	1,220,286
2025	980,113
2026	643,050
2027	262,820
2028	153,099
2029	104,880
Total undiscounted cash flows	5,695,670
Unamortized interest	(406,165)
Present value of operating lease liability	$5,289,505
Operating lease liability, current	$1,434,464
Operating lease liability, non-current	3,855,041
Present value of operating lease liability	$5,289,505

NOTE 8: COMMITMENTS AND CONTINGENCIES

COVID-19

In January 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and in March 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The effects of the potential impact cannot be estimated at this time.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 44% and 39% of its accounts receivable balance as of June 30, 2022 and December 31, 2021.. Should these payors no longer be able to satisfy these obligations to the Company, it would have a significantly adverse effect to the Company.

Approximately 84% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU no. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Company is in the process of evaluating the impact of this standard.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

NOTE 11: SUBSEQUENT EVENTS

SAFE Agreements

Subsequent to June 30, 2022, the Company converted the SAFE securities issued in 2022 (see Note 4) into shares of Series C Preferred Stock. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 20%.

2021 Regulation A Offering; Issuance of Series C Preferred Stock

Subsequent to June 30, 2022, the Company has issued an additional 159,279 shares of Series C Preferred Stock for additional proceeds of $1.37 million.

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2022, the date the consolidated financial statements were available to be issued. Based on an evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Third Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3.1	Series A Preferred Stock Conversion Agreement (3)
3.2	Form of Series B Preferred Stock Conversion Agreement (4)
3.3	Form of Series C Preferred Stock Conversion Agreement (5)
6.1	Revenue Loan and Security Agreement dated as of April 29, 2020 (6)
6.2	Employment Agreement of Mark Marlow (7)
6.3	Amendment dated May 5, 2021 to Revenue Loan and Security Agreement
6.4	Amendment dated May 11, 2022 to Revenue Loan and Security Agreement
8	Escrow Agreement (4)

(1) Filed as an exhibit to the NowRx, Inc. Current Report on Form 1-U dated October 1, 2021 and incorporated by reference.

(2) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated by reference.

(3) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated by reference.

(4) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11605) and incorporated by reference.

(5) Filed as an exhibit to the NowRx, Inc. Current Report on Form 1-U dated November 19, 2019 and incorporated by reference.

(6) Filed as an exhibit to the NowRx, Inc. Semiannual Report on Form 1-SA for the period ended June 30, 2020 and incorporated by reference.

(7) Filed as an exhibit to the NowRx, Inc. Annual Report on Form 1-K for the period ended December 31, 2021 and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on September 28, 2022.

NowRx, Inc.

By	/s/ Cary Breese
Cary Breese, Chief Executive
NowRx, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Cary Breese
Cary Breese, Chief Executive Officer, Director
Date: September 28, 2022

/s/ Mark Marlow
Mark Marlow, Chief Financial Officer, Principal Accounting Officer
Date: September 28, 2022